UNITED  STATES
                       SECURITIES  AND  EXCHANGE  COMMISSION
                             Washington,  D.C.  20549

(Check  One):  [X]Form  10-K   [  ]Form  20-F   [  ]Form  11-K
              [  ]Form  10-Q   [  ]Form  N-SAR

For  Period  Ended:  12-31-01
[  ]  Transition  Report  on  Form  10-K
[  ]  Transition  Report  on  Form  20-F
[  ]  Transition  Report  on  Form  11-K
[  ]  Transition  Report  on  Form  10-Q
[  ]  Transition  Report  on  Form  N-SAR
For  the  Transition  Period  Ended:  __________________________
Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commissions has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART  1--REGISTRANT  INFORMATION  (Official  Text)


Datastand Technologies Inc
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Full  Name  of  Registrant:

Dimgroup.com Inc
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Former  Name  if  Applicable

415 Oakdale Rd, Suite 224
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Address  of  Principal  Executive  Office  (Street  and  Number)


Toronto, Ontario M3N-1W7
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City,  State  and  Zip  Code


PART  II--Rules  12b-25(b)  AND  (c)  (Official  Text)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


 [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar o day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. PART III--NARRATIVE (Official Text) State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed) Delay in filing due to recent reverse merger and requirement to consolidate financials.

PART  III--narrative(official  Text)
State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Independent accountant is unable to complete audit and furnish opinion by the prescribed due date of Form 10-K.



PART  IV--OTHER  INFORMATION  (Official  Text)
(1) Name and telephone number of person to contact in regard to this notification.


     Nick Montesano                       416                    626-5346 x21
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         (Name)                      (Area Code)              (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X]Yes [ ]No

________________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
[]Yes    [x]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


________________________________________________________________________________

                            Datastand Technologies Inc.
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                  (Name  of  Registrant  as  Specified  in  Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  3/29/2002             By:  /s/ Nick Montesano
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                                  Nick Montesano
                                  Chief Operating Officer